EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30
	2005	2004	2005	2004
Net income	$1,603	$784	$7,141	$2,318

Net income per share – Basic:
Weighted average common shares – Basic	21,382,815	17,887,457	19,423,717	17,779,443

Net income per share – Basic	$0.07	$0.04	$0.37	$0.13

Net income per share – Diluted:
Shares used in this computation:
Weighted average common shares – Basic	21,382,815	17,887,457	19,423,717	17,779,443
Dilutive effect of shares under employee stock plans	280,856	784,844	356,042	1,004,838

Weighted average common shares – Diluted	21,663,671	18,672,301	19,779,760	18,784,281

Net income per share – Diluted	$0.07	$0.04	$0.36	$0.12